Exhibit 99.1

News Release 8/2011
September 7, 2011

Baja Mining Commences Underground Mining at Boleo

Vancouver, B.C., September 7, 2011 - Baja Mining Corp. (“Baja” or the “Company”) (TSX: BAJ - OTCQX: BAJFF) is pleased to announce that it has commenced underground mining of copper-cobalt-zinc ore at its Boleo mine located near Santa Rosalia, Baja California Sur, Mexico. This is the first stage of an 18 month program, ramping up to full underground production in March 2013. The Company is also pleased to provide a project update.

The Company’s first continuous mining unit was initiated at the 301 mine portal on September 5, 2011, as scheduled in the construction plan. It will mine ore from Boleo’s Manto 3 in the Texcoco Arroyo, which is 4 km directly west of the process plant construction site. Three main headings into Manto 3 ore will allow production of 159,000 wet tonnes over the next eight months, and along with two other underground mining areas, will meet Boleo’s initial consumption schedule of 11,400 wet tonnes per day. Current plans provide for one million tonnes of ore on the main stockpile by the start-up of the process plant in 2013, allowing for commissioning and providing up to three months of capacity reserve.

The room-and-pillar continuous miner underground mining method uses standard equipment found in many coal, potash, and salt mines around the world. Over the initial 23 year life of the mine, 94% of ore will be derived from underground mining and the remaining 6% will come from surface mining.

As part of the 2007 definitive feasibility study, the Company conducted underground mining trials for seven months in 2005 and 2006, assessing equipment, mining methods and geotechnical ground responses. These trials confirmed the suitability of the room-and-pillar mining method and provided valuable geotechnical field data and information for the mine design.

"The successful initiation of our first underground mining program marks another significant milestone in the development of Boleo,” said Baja’s President and CEO, John Greenslade. “Our operations and mining teams have worked diligently to reach this critical point.”

Project Update

On August 26, 2011, Boleo’s desalination plant became operational, and is also the first permanent unit of the processing plant. It will produce 530,000 litres of fresh water per day, including all of the fresh water required for drinking and construction at the Boleo site. Two additional, significantly larger desalination plants will be constructed by Q3 2012 to provide all of the fresh water required for permanent operations at Boleo.

The Company also reports that it has completed the excavation of the Soledad Diversion Channel which will divert flash flood water away from the Boleo process plant and related infrastructure. Completion (armour rock placement, side slope grading, and catchment ponds) is now expected in time to ensure that Boleo’s water management techniques are operational for the current and subsequent hurricane seasons.

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Finance Update

As referenced in the Company’s news release dated August 4, 2011, Baja has begun drawing its US$50 million subordinate debt facility, with the senior debt facilities scheduled to be drawn no later than October 2011.

The Company will continue to provide project updates, with updated pictures of construction and special events regularly posted on its website.

Baja Mining (TSX:BAJ-OTCQX:BAJFF) is a mine development company with a 70% interest in the Boleo copper-cobalt-zinc-manganese Project located near Santa Rosalia, Baja California Sur, Mexico. Baja is the project operator and a Korean syndicate of industrial companies holds the remaining 30%. Boleo is fully permitted, fully funded, currently under construction and targeted for copper commissioning in 2012, and copper production in early 2013. Boleo has 265 Mt of measured and indicated resources (including 85 Mt of proven and probable reserves) and 165 Mt of inferred resources. A March 2010 updated technical report to the 2007 definitive feasibility study, confirmed that Boleo can be developed economically at an after-tax IRR of 25.6% (100% equity). The Project, which has a minimum scheduled mine life of 23 years (during which approximately 70 Mt of the noted proven and probable reserves will be exploited), has a NPV of US$ 1.3 billion (8% discount rate), and an average life-of-mine cash cost of negative US$ 0.29/lb for copper, net of by-product credits. Metal Prices are based on SEC pricing guidelines (which at the time of the 2010 report were $2.91/lb Cu, $26.85/lb Co and $1,175/tonne ZnSO4H2O). For more information, please visit www.bajamining.com.

On behalf of the Board of Directors of Baja Mining Corp.

"John W. Greenslade"

John W. Greenslade, President

For further information please contact John Greenslade, President, at: 1 604 685 2323.

Some of the statements contained in this release are forward-looking statements, within the meaning of Canadian securities laws, such as statements that describe the anticipated mine life; the Company’s expected NPV and IRR of the project; expected future metal prices; expected timing of copper production and other statements. Since forward-looking statements are not statements of historical fact and address future events, conditions and expectations, forward-looking statements by their nature inherently involve unknown risks, uncertainties, assumptions and other factors well beyond the Company’s ability to control or predict. Actual results and developments may differ materially from those contemplated by such forward-looking statements. Material factors that could cause actual revenues to differ materially from those contained in such forwarding-looking statements include (i) fluctuations on the prices of copper, cobalt, zinc and manganese, (ii) interpretation of contract terms, (iii) accuracy of the Company’s and consultants’ projections, (iv) the Company’s ability to finance, receive permits for, obtain equipment, construct and develop the El Boleo Project, (v) the effects of weather; operating hazards; adverse geological conditions and global warming, (vi) impact of availability of labor, materials and equipment; and (vii) changes in governmental laws, regulations, economic conditions or shifts in political attitudes or stability.

These forward-looking statements represent the Company’s views as of the date of this release. There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Readers should not place undue reliance on any forward-looking statements.

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The Toronto Stock Exchange neither approves nor disapproves the information contained in this news release.

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